Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: August 10, 2004	No. 29/ 04

IAMGOLD CUTS HIGH-GRADE INTERSECTION AT ITS QUIMSACOCHA PROJECT, ECUADOR

Toronto, Ontario: August 10, 2004— IAMGOLD is pleased to announce drill results from two of its exploration programs, both of which have given encouraging intersections, including one hole at Quimsacocha which had an outstanding assay.

Quimsacocha Project, Ecuador

At the company’s 100%-owned, 10,000 hectare Quimsacocha property in southern Ecuador, some 40 kilometers southwest of the city of Cuenca, hole 122 intersected 101 metres averaging 9.5 g/t gold, 46.7 g/t silver and 0.4% copper. This hole was part of a 7,500 metre diamond drill program (of which 6,400 metres have been completed) presently being carried out to follow-up on earlier encouraging drill results (see press release of March 8, 2004, available at www.iamgold.com).

The Quimsacocha property is considered to offer considerable potential for the discovery of an epithermal gold deposit with economically significant amounts of silver and copper. The targets being drill-tested lie in an intensely altered volcanic sequence which has been cut by a 4 kilometer diameter intrusive pipe complex.

Previous drilling by IAMGOLD has mainly been carried out on the D1 zone (Figure 1) where a number of high grade veins have been intersected. Several of the best values in earlier drilling were from vein 11 as follows:

●	8m averaging 24.4 g/t gold and 113.2 g/t silver

●	2.1m averaging 34.8 g/t gold, 260.9 g/t silver and 4.4% copper

●	1.8m averaging 8.2 g/t gold, 57.7 g/t silver and 5.3% copper

A more complete list of intersections from earlier drilling of vein 11 and other veins was given in Table 1 in the press release of March 8th.

The main objective of the current drill program was to follow-up on the earlier results, in particular by testing vein 11 along strike and at depth. Additional encouraging results were obtained from vein 11, as well as other veins, but the most exciting and possibly the most economically significant results were obtained from vein 103 and from newly discovered vein 112, interpreted to be a splay of vein 103. A summary of the significant drill results is given in Table 1.

Vein 103 strikes approximately north-south and had been cut by earlier drill holes but hole 122 has cut an outstanding 101 metre-long intersection on this vein, averaging 9.5 g/t gold, 46.7 g/t silver and 0.4% copper. Now that a better understanding of the orientation of vein 103 has been gained, it is recognized that hole 122 has intersected the vein obliquely, which will have the effect of making the down-hole intersection longer than the true thickness of the vein (Figure 2). However, it is believed that the true thickness of the vein will be considerable, at least some tens of metres thick. The true thickness will be established as more holes are drilled through the vein.

Table 1

Significant drill results from Quimsacocha

(refer to Figure 1 for hole locations)

Vein	Hole	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Copper %

103	103	150.1	185.7	35.6	4.0	36.3	0.3
	122	134.9	236.3	101.4	9.5	46.7	0.4
	including	134.9	142.0	7.1	17.0	77.7	0.6
	including	149.9	160.9	11.0	17.0	64.9	0.3
	including	166.9	172.5	5.6	15.9	56.8	2.0
	including	175.8	201.0	25.2	14.4	47.1	0.3
	89	394.9	399.9	5.0	3.4	33.4	2.3
	111	240.0	273.8	33.8	3.2	38.5	0.6
111	109	219.2	225.0	5.8	13.9	181.0	3.6
	113	80.7	115.4	34.7	0.9	4.6	0.3
	116	7.7	39.5	31.8	1.1	9.9	0.2
	117	83.8	260.6	77.2	0.6	3.2	0.1
112	112	374.6	412.1	37.5	7.8	14.9	0.8
	including	374.6	383.7	9.1	24.7	52.9	2.4
	including	383.7	412.1	28.4	2.3	2.6	0.2
	115	207.0	222.0	15.0	2.1	5.7	0.1
	including	212.8	217.0	4.2	3.3	4.0	0.1
	118	347.5	359.5	12.0	2.0	2.2	0.2
89	110	194.4	196.6	2.2	0.9	5.3	0
	111	188.0	191.6	3.6	1.1	3.8	0
	121	206.0	207.5	1.5	19.3	74.1	0.3
Silica Bar	109	243.0	274.2	31.2	1.8	28.6	0.2
	112	298.1	330.7	32.6	2.0	2.2	0.1
	115	256.0	267.0	11.0	1.3	3.7	0.2
D-veins	109	270.5	301.9	31.4	1.4	7.1	0.1
	109	310.7	341.0	30.3	2.1	1.9	0.2

The strike length of vein 103 is 500m and it remains open along strike to the south and at depth. It is anticipated that a second diamond drill rig will soon start work on the property in order to continue defining the vein.

The second vein to record good results in this round of drilling at Quimsacocha is vein 112. Hole 112 intersected a 9.1m zone of this vein which averaged 24.7 g/t gold, 52.9 g/t silver and 2.4% copper. This intersection included three exceptionally high grade gold zones averaging 214.0 g/t over 0.5m, 79.0 g/t over 0.3m and 42.2 g/t over 1.0m. Some 28m below the main mineralized intersection in hole 112 there is weaker mineralization averaging 2.3 g/t gold, 2.6 g/t silver and 0.2% copper. This feature of broad zones of lower grade mineralization is fairly common at

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Quimsacocha. The significance of this is not yet determined but it is suggestive of there being another style of mineralization associated with the epithermal gold veins and, in fact, evidence of porphyry-type mineralization has been seen at surface and in drill core.

Cañadon del Moro

IAMGOLD has also received good drill results from Cañadon del Moro in Argentina, another of its 100%-owned projects. Cañadon del Moro is located in Rio Negro province in northern Patagonia. The target is an epithermal gold vein system in volcanic rocks and the potential of the area was recognized only a few months ago through the use of satellite imagery.

A mixed reverse circulation and diamond drilling campaign (1,600m RC and 1700 DD in a total of 26 holes) was completed on the property in July. Two of the veins were tested and several holes recorded gold values with accompanying high silver values. A summary of significant results is given in Table 2.

Plans are being formulated for the next round of drilling at Cañadon del Moro and this is likely to be focused on delineating the high-grade silver shoots and on drill-testing some of the other veins which trenching has shown to be mineralized.

Table 2

Summary of significant drill results from Cañadon del Moro

Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)

MORC02	41	44	3	0.9	151.3
&	47	50	3	0.8	203.8
MORD04	129.6	132.6	3	2.0	441.8
&	139.1	142.1	3	1.0	452.3
MORC05	54.5	57.5	3	0.6	45.1
MORD06	125.3	128.5	3.2	0.3	95.0
MORC08	23	27	4	1.8	156.4
MORC09	36	41	5	2.4	61.9
MODD10	29.1	33.5	4.4	1.5	36.5
&	30.8	33.5	2.7	2.2	31.3
MORC11	37	50	13	1.7	64.4
Incl	38	44	6	2.9	91.8
Incl	48	50	2	1.3	59.7
MORC13	32	36	4	0.5	150.3
MORC14	33	35	2	0.3	226.7
MORD16	178.7	179.8	1.1	0.7	81.5
MORD17	144	145	1.0	0.3	72.9
MORD18	103	104	1.0	0.2	75.6
MORC19	39	42	3	1.5	400
MORD20	107.7	110.7	3	0.5	611.3
MORD21	140.6	141.6	1	1.5	472
MORD22	64	66	2	0.6	69.6
MORD24	84.2	86.4	2.2	0.6	70.3
MORD25	45.4	48.4	3	1.0	58
MORD26	104	106	2	1.4	726

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Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Dennis Jones	or	Tom Atkins
Vice President, Exploration		Vice President, Investor Relations

Tel: (416) 360 4721	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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